

October 31, 2013

Via E-mail
Clark M. Mower
President and Chief Executive Officer
Flexpoint Sensor Systems, Inc.
106 West Business Park Drive
Draper, UT 84020

> **Re: Flexpoint Sensor Systems, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed April 16, 2013**
> **Form 10-Q for the Quarterly Period Ended June 30, 2013**
> **Filed August 14, 2013**
> **File No. 000-24368**

Dear Mr. Mower:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Note 3 – Goodwill and Intangible Assets, page 29

1. We see that you have performed impairment testing of goodwill and recorded impairment charges of $208,747 and $250,757 during the fiscal years ended December 31, 2012 and 2011, respectively. In addition, goodwill represents 87% and 86% of your total assets as of those dates, respectively. Regarding your impairment analysis of goodwill, please describe for us in greater detail how you determined the amount of the impairment in each of the referenced periods and how your management determined that the remaining goodwill balance was not impaired. In future filings, in the interest of providing readers with a better insight into management's judgments, please include additional details of

the underlying factors that lead to the impairment and justification for the remaining unimpaired goodwill balance.

Item 9A. Controls and Procedures, page 40

2.   We note the discussion in the second sentence on page 40 that your Chief Executive Officer and Chief Financial Officer concluded that your controls and procedures were effective but in the third sentence you disclose that they determined that your disclosure controls and procedures were not effective for the year ended December 31, 2012. Please amend the filing to clearly state whether your management concluded that your *disclosure controls and procedures* were effective or were not effective *as of the end of the period covered by the report.* Refer to Item 307 of Regulation S-K and Exchange Act Rule 13a-15.

3.   In this regard, we note the disclosure on page 39 that the error in your September 30, 2012 financial statements was discovered, "during the year end audit of the Company." Please tell us how the discovery of the error subsequent to your December 31, 2012 year-end impacted your assessments of the effectiveness of disclosure controls and procedures as of the end of the period covered by the report and internal control over financial reporting as of the end of the fiscal year. Please explain your consideration that the error was the result of material weaknesses in your internal control over financial reporting and disclosure controls and procedures.

Form 10-Q for the Quarterly Period Ended June 30, 2013

Item 4. Controls and Procedures, page 20

4.   We note that your management has concluded that the disclosure controls and procedures are "reasonably effective". Please revise future filing to include a statement that clearly states whether your management concluded that your disclosure controls and procedures were effective or were not effective as of the end of the period covered by the report. We see that you state the disclosure controls and procedures are designed to provide reasonable assurance and therefore your management may conclude that your disclosure controls and procedures are "effective at that reasonable assurance level."

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or me at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any other questions.

Sincerely,

/s/ Brian Cascio

Brian Cascio
Accounting Branch Chief